Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule

14a-12 of the Securities Exchange

Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Remarks of

Thomas F. Farrell, II

Chairman, President and CEO

Dominion Energy

to

South Carolina House Utility Ratepayer Protection Committee

January 17, 2018

Chairman McCoy, Vice Chairman Ott, and members of the House Utility Ratepayer Protection Committee.

I am Tom Farrell, chairman, president and CEO of Dominion Energy. Thank you for reconvening your hearings and for this opportunity to address you today. It is an honor to be here.

I have brief opening remarks. We also have provided a presentation packet which I would be pleased to review – in whole or in part - if it is the committee’s desire. It is largely the same as presented to the Public Service Commission last week. And, of course, I will be happy to answer your questions.

Our regulatory filings and merger agreement with SCANA contain even greater detail. Those documents too have been forwarded to every member of the committee.

I am here to discuss a subject that is of importance to the customers, employees, shareholders and communities of South Carolina Electric & Gas and as you know better than I, this is a subject that is important to all South Carolinians.

Before I discuss the terms of our agreement, I would like to tell you a little about how we got here. Dominion is not a newcomer to South Carolina. We have invested more than three-quarters of a billion dollars in the State in just the last three years. We are in the same businesses as SCANA – on a larger scale in more states. We know at Dominion how critically important a financially sound utility is to the economic development efforts by State governments.

Dominion has repeatedly been recognized as one of the best partners in the United States for economic development efforts.

We have watched with dismay – as you have – this story unfold. We know acutely the damage a weakened - even failed - utility can cause to a state.

We watched SCANA’s failed efforts to reach a settlement. We decided to construct an alternative that would give immediate and continual relief to customers which at the same time would secure the required support of two-thirds of SCANA’s shareholders.

That is the proposal you have before you today.

The combination of Dominion Energy with SCANA is more than a business transaction. This is about the future of energy and continued economic wellbeing throughout the state.

There is – understandably – much concern, much frustration, and – clearly – much anger about what has happened in the past with the V.C. Summer nuclear units 2 and 3 and where things stand today. I do not question that. You know the past far better than I, so I will not revisit it.

But I do believe that trying to undo the past will bring with it consequences that are uncertain at best – and have the potential to be deeply damaging.

I am here to discuss what we believe is a brighter future. A future that is much much more certain than any alternative I have heard to date. Above all, a future that is far better than the circumstances in which South Carolina finds itself today. We believe South Carolina is an excellent state in which to do business and we want to invest billions more here in the years to come. Your leadership has created the atmosphere and support to let businesses succeed in this State. But this issue threatens to cast a shadow over this economic engine you have nurtured.

By now I hope you have heard of the customer benefits brought by the combination of the two companies. Please let me review some of the highlights:

•	We are proposing to return to SCE&G electric customers a very sizeable portion of what they have paid thus far for the new nuclear project.

There is an upfront payment of $1.3 billion – paid for by Dominion and its shareholders – that would result in a check of $1,000 for an average residential customer. This payment alone will return about 2/3 of every dollar they have paid for the new nuclear units over the last 9 years.

This is the largest refund by a utility in the history of the United States.

Checks to most industrial, commercial, governmental and non-profit organizations would be even larger. Some of them in the tens or hundreds of thousands of dollars – or more. In the case of the state of South Carolina and its agencies, it would be about $37 million - and in the case of local governments - about $23 million.

If the approval process goes as we hope, those checks could arrive in customers’ mailboxes this fall.

•	We will roll back electric rates by at least 5 percent, or $7 to $7.50 a month for a typical residential bill. The majority of the reductions comes from another $575 million also paid for by Dominion and its shareholders. The rest comes from returning to customers dollar-for-dollar every penny of the lower federal corporate tax rates. The initial rate reduction will almost certainly be higher than 5 percent.

•	Our $575 million contribution coupled with another $1.7 billion in costs absorbed by Dominion Energy would put an end to any future rate increases tied to the new nuclear project. These costs will never be recovered from customers.

Instead, customers would see additional reductions in rates. Starting in the ninth year after the combination is completed, the new nuclear impact would start to decline from the already lowered rate and would disappear from bills entirely after 20 years – rather than in 50 years as proposed by SCANA.

Reducing the term of these payments under the Dominion proposal will save customers more than $8 billion dollars.

•	We would follow through on SCE&G’s promise to buy the new natural gas power station at no cost to customers.

•	Finally, we would not seek a rate increase of any kind for at least three years – and never for the abandoned nuclear investments.

The total direct and indirect customer benefits of our proposal is $12.2 billion when compared with where we stand today. This includes direct payments to customers and avoided future costs. This is $12.2 billion that is returned to or stays in the pockets of South Carolinians. This is $12.2 billion that can help retirees and families pay bills and help businesses grow. That is $12.2 billion in value that SCANA cannot provide on its own.

Some will say this does not go far enough – that it is not perfect.

Unfortunately, I do not believe perfect is possible here. To be perfect, it would have to be perfect for every stakeholder group. Along with electric customers, it would also have to be perfect for SCE&G’s natural gas customers, company employees, communities across the state, SCE&G vendors, the governments that receive tax payments, business developers and many others.

What we propose is something that works to benefit all of those who have concerns. Not perfect, but very good. Not just for customers, but for the other stakeholders as well.

For communities, I think it is important for you to know that Dominion Energy will be an even stronger partner.

We well remember October 2015, when South Carolina was devastated by the floods. Dominion had been operating what is now Dominion Energy Carolina Gas Transmission for just seven months. Our employees and our company stepped in to help our new neighbors. Our employees delivered food and 40,000 bottles of water; and we contributed to the state’s emergency relief fund.

I hope you have heard about the additional $1 million a year we will contribute to charities in the SCANA footprint. That is a 33 percent increase.

In all, Dominion Energy contributed more than $28 million last year across our 18 states – including here in South Carolina. Our employees volunteered more than 100,000 hours of effort. Through our matching gifts program, we match dollar-for-dollar what our employees and retirees give to qualified charities up to $5,000 a year for each employee or retiree.

For employees – this includes the men and women who leave their families to come out in storms and work in the heat and the cold – we want to protect them, too. For the field workers, we expect little change. We admire them and the work they do. They have come to Virginia and North Carolina to help us after big storms and we have been glad to help in return.

Where there are reductions, we will take advantage of retirements, other normal attrition and voluntary programs as much as possible. We will look to find opportunities for displaced employees elsewhere in our larger organization. And, we have designed a program to protect compensation of all employees until at least the beginning of 2020.

Finally, there must be something in the agreement to induce SCANA shareholders to approve it. Many were surprised to know that two-thirds of all SCANA shareholders must support the agreement to allow for all these other benefits to occur.

I ask that you keep in mind that tens of thousands of these shareholders also are South Carolinians, many of them retirees across the state.

Another large group of shareholders is made up of the active and retired SCE&G linemen and other employees. As of last spring, the SCANA employee retirement savings plan held about 7 percent of the company stock. Employees and retirees have seen the value of their collective holdings drop by more than $400 million – almost in half – before our agreement was announced.

In the last two weeks, Dominion Energy’s senior leaders have met with thousands of SCE&G and other SCANA employees. We have been pleased by their enthusiasm for this combination.

One question that we have addressed repeatedly around the state regards office location and leadership. Let me assure you that it is our firm commitment to keep SCE&G headquartered in Cayce with local leadership. This item is so important that it is covered in the merger agreement.

Turning to the BLRA, you have heard SCANA say that rolling back the Base Load Review Act and making it retroactive could push them into bankruptcy. Some would dismiss bankruptcy as not such a bad thing, or even desirable. I respectfully disagree. In bankruptcies, everyone loses – except the attorneys.

Even the threat of bankruptcy will cause years of uncertainty for everyone involved. It will severely hamper economic development efforts in the State. You have worked hard to develop a reputation for being a great state in which to do business and I am sure you want to do everything you can to protect it in the future.

Any retroactive rollback of the BLRA would make it impossible for Dominion Energy to complete this combination. We think the same is true for any other company unless it desires first to cripple SCE&G.

As you have heard from SCANA, a bankruptcy of SCE&G is a real possibility.

During bankruptcy proceedings, items such as payments to vendors and investments in major new system upgrades can be held up awaiting the court’s approval.

And, the fate of South Carolina’s largest energy utility would be in the hands of a federal bankruptcy judge – whose responsibility is to satisfy creditors – not customers.

If there is a retroactive rollback of the BLRA and SCANA does not go bankrupt, I think everyone understands that there will be lengthy and contentious legal challenges. Shareholders would argue that the South Carolina Legislature cannot retroactively roll back a law. That litigation too would be expensive and likely continue for years.

These challenges would hold up customer relief indefinitely while at the same time accruing additional costs. And, the fate of the electric utility company would be decided by the courts, perhaps the U.S. Supreme Court.

In short, — unfortunately – there are just two things that could happen if legislative efforts to repeal the BLRA retroactively are successful.

The first is that the courts uphold the repeal and SCANA’s financial position deteriorates drastically. In that case, the best scenario is the company is severely weakened. Its borrowing costs increase, and SCE&G loses its ability to maintain investment in the equipment and people necessary to run a strong utility. Significant layoffs are all but certain.

Last week SCE&G said it would be required to return to the PSC to seek further rate increases necessary to meet its legislative mandate to run a safe and efficient operation.

Under this scenario, while you may see the $25 a month in a customer’s bill related to Summer units 2 and 3 disappear, that $25 will almost certainly be replaced with higher rates caused by exploding cost of interest and equity – driving SCE&G’s cost of capital to among the highest levels in the United States. These are costs that would be imbedded in customer’s bills for years to come.

The second scenario is that SCANA, its shareholders or its creditors successfully challenge the BLRA retroactive changes. In that case, the ratepayers do not get the $1,000 refunds, the 5 percent rate cuts, or other parts of the $12 billion customer relief package we have proposed. One point three billion ($1.3B) in upfront refunds; nearly $600 million in rate subsidies will not happen. SCE&G could seek to imbed another $1.7B into customers’ rates. Twelve point two billion ($12.2B) of relief for customers would no longer be possible.

So – under either of these two scenarios where the BLRA is repealed retroactively, customer rates will almost certainly end up higher than they are now. Not lower, as we propose, but higher than today.

Unfortunately, there is just no silver bullet that will make this problem go away. I expect everyone here wishes the clock could be rolled back. I know that this is deeply frustrating – but, I am afraid, there is just no completely satisfying answer to the problem. Our proposal is not perfect, but we believe it is a very good way forward.

We have worked hard in the last two weeks to make sure we have fully explained our proposal and fully present who we are at Dominion Energy. I am very grateful you invited me here today. We will continue our efforts. We want you to see that we are a company that does things right and is fully transparent. We do not hide behind false fronts. Dominion Energy is working to earn your trust because we know that trust never goes out of style.

What we offer is a $1.3 billion refund to SCE&G electric customers, immediate rate relief, and rate stability for the future. We will continue to take care of our communities, customers and employees.

Dominion is a company that has the financial strength and the will to make it happen, and to ensure that there is a strong energy partner ready to continue serving South Carolina.

There is much that needs to be done across the energy industry in the years ahead. Investments in cyber and physical grid security. More renewable energy where it makes sense for customers. Upgrading the grid to be even more reliable and being able to accommodate the desires of customers. We look forward to doing that here in South Carolina.

Mr. Chairman, I am happy to review a few slides that address the agreement in greater detail if you would like.

And, I am certainly happy to answer your questions.

Thank you.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.